October 18, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (732) 577-9980

Ms. Anna T. Chew
Vice President and Chief Financial Officer
UMH Properties, Inc.
3499 Route 9   Suite 3C
Freehold, NJ 07728

Re: **UMH Properties, Inc.**
           Form 10-K for the year ended December 31, 2005
           Filed March 9, 2006
           Response letter dated August 9, 2006
           File No. 1-12690

Dear Ms. Chew:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief